FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number 3337776

TV Azteca, S.A. de C.V.

(Translation of registrant’s name into English)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]        No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V. (Registrant)
Date: May 19, 2005
	By:	/s/ OTHÓN FRIAS
	Name:	Othón Frias
	Title:	Attorney-in-fact

TV AZTECA PRESS RELEASE

FOR IMMEDIATE RELEASE

Mexico City, May 12, 2005 – TV Azteca, S.A. de C.V. (BMV: TVAZTCA; NYSE: TZA; Latibex: XTZA), one of the two largest producers of Spanish language television programming in the world, announced today that Special and Extraordinary Shareholders’ Meetings have been called for May 30, 2005 to consider the amendment of the Ninth, Fourteenth, Sixteenth, Twenty First, and Twenty Sixth Sections and related provisions of the By-laws of the Company in order to harmonize them with the requirements of the Mexican Securities Market Law (Ley del Mercado de Valores) and the General Rules to Regulate Issuers and other Participants of the Securities Market (Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores) published on March 19, 2003 by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

The By-laws of the Company are publicly available at the websites of the Company (www.tvazteca.com.mx), the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.) (www.bmv.com.mx), and the U.S. Securities and Exchange Commission (www.sec.gov).

Company Profile

TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market, and Todito.com, an Internet portal for North American Spanish speakers.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Investor Relations:

Bruno Rangel

5255 1720 9167

jrangelk@tvazteca.com.mx

Media Relations:

Daniel McCosh

5255 1720 0059

dmccosh@tvazteca.com.mx

May 12, 2005

The Bank of New York

101 Barclay Street

New York, NY 10286

Attn: ADR Division

Ladies and Gentlemen:

By means of this letter, the undersigned as Secretary-Non Member of the Board of Directors of TV Azteca, S.A. de C.V. (the “Company”), hereby inform you that a Special Shareholders Meeting of the Series “A” Shares will be held on May 30, 2005 at 12.00 hrs (Mexico City time), at the corporate domicile of the Company located at Anillo Periférico Sur 412l, Colonia Fuentes del Pedregal, in Mexico City, Federal District.

The items of the Agenda for the Meeting will be as follows:

I.	Analysis and resolution on the convenience to amend the Company’s By-Laws.

II.	Appointment of Special Delegates to formalize the resolutions adopted at the Meeting.

Should you have any questions or comments in connection with the above, please do not hesitate to let us know.

Sincerely yours,

/s/ Othón Frías Calderón

Othón Frías Calderón

Secretary-Non Member of the Board of Directors

TV Azteca, S.A. de C.V.

Periférico Sur 4121 Col. Fuentes del Pedregal

México, D:F: C:P: 14141 Tel.: (52) 1720 1313

May 12, 2005

The Bank of New York

101 Barclay Street

New York, NY 10286

Attn: ADR Division

Ladies and Gentlemen:

By means of this letter, the undersigned as Secretary-Non Member of the Board of Directors of TV Azteca, S.A. de C.V. (the “Company”), hereby inform you that a Special Shareholders Meeting of the Series “D-A” Shares will be held on May 30, 2005 at 11.00 hrs (Mexico City time), at the corporate domicile of the Company located at Anillo Periférico Sur 4121, Colonia Fuentes del Pedregal, in Mexico City, Federal District.

The items of the Agenda for the Meeting will be as follows:

I.	Analysis and resolution on the convenience to amend the Company’s By-Laws.

II.	Appointment of Special Delegates to formalize the resolutions adopted at the Meeting.

Should you have any questions or comments in connection with the above, please do not hesitate to let us know.

Sincerely yours,

/s/ Othón Frías Calderón

Othón Frías Calderón

Secretary-Non Member of the Board of Directors

TV Azteca, S.A. de C.V.

Periférico Sur 4121 Col. Fuentes del Pedregal

México, D:F: C:P: 14141 Tel.: (52) 1720 1313

May 12, 2005

The Bank of New York

101 Barclay Street

New York, NY 10286

Attn: ADR Division

Ladies and Gentlemen:

By means of this letter, the undersigned as Secretary-Non Member of the Board of Directors of TV Azteca, S.A. de C.V. (the “Company”), hereby inform you that a Special Shareholders Meeting of the Series “D-L” Shares will be held on May 30, 2005 at 11.30 hrs (Mexico City time), at the corporate domicile of the Company located at Anillo Periférico Sur 4121, Colonia Fuentes del Pedregal, in Mexico City, Federal District.

The items of the Agenda for the Meeting will be as follows:

I.	Analysis and resolution on the convenience to amend the Company’s By-Laws.

II.	Appointment of Special Delegates to formalize the resolutions adopted at the Meeting.

Should you have any questions or comments in connection with the above, please do not hesitate to let us know.

Sincerely yours,

/s/ Othón Frías Calderón

Othón Frías Calderón

Secretary-Non Member of the Board of Directors

TV Azteca, S.A. de C.V.

Periférico Sur 4121 Col. Fuentes del Pedregal

México, D:F: C:P: 14141 Tel.: (52) 1720 1313

May 12, 2005

The Bank of New York

101 Barclay Street

New York, NY 10286

Attn: ADR Division

Ladies and Gentlemen:

By means of this letter, the undersigned as Secretary-Non Member of the Board of Directors of TV Azteca, S.A. de C.V. (the “Company”), hereby inform you that a General Extraordinary Shareholders Meeting will be held on May 30, 2005 at 13.00 hrs (Mexico City time), at the corporate domicile of the Company located at Anillo Periférico Sur 4121, Colonia Fuentes del Pedregal, in Mexico City, Federal District.

The items of the Agenda for the Meeting will be as follows:

I.	Analysis and resolution on the convenience to amend the Company’s By-Laws.

II.	Appointment of Special Delegates to formalize the resolutions adopted at the Meeting.

Should you have any questions or comments in connection with the above, please do not hesitate to let us know.

Sincerely yours,

/s/ Othón Frías Calderón

Othón Frías Calderón

Secretary-Non Member of the Board of Directors

TV Azteca, S.A. de C.V.

Periférico Sur 4121 Col. Fuentes del Pedregal

México, D:F: C:P: 14141 Tel.: (52) 1720 1313

May 13, 2005

The Bank of New York

101 Barclay Street

New York, NY 10286

Attn: ADR Division

Ladies and Gentlemen:

By means of this letter, the undersigned as Secretary-Non Member of the Board of Directors of TV Azteca, S.A. de C.V. (the “Company”), hereby inform you that a General Extraordinary Shareholders Meeting will be held on June 1, 2005 at 16.00 hrs (Mexico City time), at the corporate domicile of the Company located at Anillo Periférico Sur 4121, Colonia Fuentes del Pedregal, in Mexico City, Federal District.

The items of the Agenda for the Meeting will be as follows:

I. Analysis and resolution on the convenience to continue with the American Depositary Receipts Program (ADRs) in the United States, and if appropriate, the amendment to the Company’s By-Laws.

II. Appointment of Special Delegates to formalize the resolutions adopted at the Meeting.

Should you have any questions or comments in connection with the above, please do not hesitate to let us know.

Sincerely yours,

/s/ Othón Frías Calderón

Othón Frías Calderón

Secrcetary-Non Member of the Board of Directors

TV Azteca, S.A. de C.V.

Periférico Sur 4121 Col. Fuentes del Pedregal

México, D:F: C:P: 14141 Tel: (52) 1720 1313